

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE
Mail Stop 4631

April 22, 2016

Via E-mail
Mr. Robert T. O'Shaughnessy
Chief Financial Officer
PULTEGROUP, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, GA 30326

> **Re:**   **PULTEGROUP, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 8, 2016**
> **File No. 1-9804**

Dear Mr. O'Shaughnessy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 42

Note 12. Commitments and contingencies – Self-insured risks, page 73

1.   We note the general liability reserve reversals that you recorded in 2015 positively impacted pre-tax income by 8%. We also note the difference between the general liability reserve reversals that you recorded in 2015 and the increase in the general liability reserve related to siding repairs that you recorded in 2014 represents over 100% of the increase in pre-tax income from 2014 to 2015. Based on the significant impact that

changes in these management estimates had on your operating results, it does not appear to us that the current disclosures in note 12 or under critical accounting policies provide sufficient information to enable investors to understand these critical management estimates and judgements that materially impacted your operating results. Please tell us, and expand your disclosures to address, the following:

- Explain the material assumptions that resulted in the $69.3 million increase in the general liability reserve for siding repairs in 2014;

- Explain the material assumptions that resulted in the $29.6 million reversal of the general liability reserve in 2015 due to favorable claims experience;

- Explain the nature and terms of the $32.6 million legal settlement that also resulted in a reversal of the general liability reserve in 2015;

- Provide a roll-forward of insurance receivables during the periods presented and explain the factors and material assumptions that impacted these amounts during each period presented; and

- More fully address the litigation related to insurance receivables and your basis for determining collection is probable in light of the litigation.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and
Construction